FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of September 2013

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.
 (Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

THIS FORM 6-K AND THE FOLLOWING EXHIBITS ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (Nos. 333-130048, No. 333-152020, 333-191117 and 333-191183) AND FORM S-8 (Nos. 333-160414, 333-148318, 333-136957, 333-110696, 333-100971, 333-11650 AND 333-179253), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

99.1	The Unaudited Interim Consolidated Financial Statements of the Registrant as of June 30, 2013.

99.2	The Management’s Discussion and Analysis of Results of Operations and Financial Condition for the six months ended June 30, 2013 and June 30, 2012.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Chief Financial Officer

Dated: September 20, 2013

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Form of Proxy The Unaudited Interim Consolidated Financial Statements of the Registrant as of June 30, 2013.
99.2	The Management’s Discussion and Analysis of Results of Operations and Financial Condition for the six months ended June 30, 2013 and June 30, 2012. Form of Pro